UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67730 / August 27, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14956

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In the Matter of	:	
	:	
ALLIANCE BANCSHARES CALIFORNIA,	:	ORDER MAKING FINDINGS AND
CITY LOAN, INC.,	:	REVOKING REGISTRATIONS BY
CLEAR CHOICE FINANCIAL, INC.,	:	DEFAULT AS TO FIVE
COMMUNITY BANCORP,	:	RESPONDENTS
CRC CRYSTAL RESEARCH CORP.,	:	
CYGNE DESIGNS, INC., and	:	
DAVI SKIN, INC.	:	

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on July 19, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent has securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and has violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 by failing to file timely periodic reports with the Commission for several years.

Each Respondent was served with the OIP by August 3, 2012, and was required to file an Answer within ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). At the prehearing conference on August 20, 2012, the Division of Enforcement (Division) and counsel for Clear Choice Financial, Inc., represented that they intend to settle this matter. On August 22, 2012, the Division informed my Office that CRC Crystal Research Corp., which did not appear at the prehearing conference, also plans to settle.

Alliance Bancshares California (Alliance Bancshares), City Loan, Inc. (City Loan), Community Bancorp, Cygne Designs, Inc. (Cygne Designs), and Davi Skin, Inc. (Davi Skin), are in default because they have not filed an Answer, did not appear at the prehearing conference, and have not otherwise defended this proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I deem the following allegations in the OIP to be true as to them. See 17 C.F.R. § 201.155(a).

Findings of Fact

Alliance Bancshares (CIK No. 1140472) is a suspended California corporation located in Culver City, California, with a class of securities registered with the Commission pursuant to

Exchange Act Section 12(g). Alliance Bancshares is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $28,589,000 for the prior nine months. On July 14, 2009, Alliance Bancshares filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Central District of California, which was still pending as of July 16, 2012. As of July 12, 2012, the common stock of Alliance Bancshares was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

City Loan (CIK No. 799511) is a merged Delaware corporation located in Long Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). City Loan is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008. As of July 12, 2012, the common stock of City Loan was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Community Bancorp (CIK No. 1304366) is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Community Bancorp is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $4,904,000 for the prior nine months. On May 28, 2010, Community Bancorp filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Nevada, which was still pending as of July 15, 2012. As of July 12, 2012, the common stock of Community Bancorp was traded on the over-the-counter markets.

Cygne Designs (CIK No. 906782) is a forfeited Delaware corporation located in Culver City, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cygne Designs is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2008, which reported a net loss of $21,607,000 for the prior nine months. As of July 12, 2012, the common stock of Cygne Designs was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Davi Skin (CIK No. 1059577) is a revoked Nevada corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Davi Skin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $1,311,014 for the prior six months. On June 14, 2010, Davi Skin filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Nevada, which was closed on May 7, 2012. As of July 12, 2012, the common stock of Davi Skin was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Section 13(a) of the Exchange Act and the Exchange Act Rules require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Alliance Bancshares, City Loan, Community Bancorp, Cygne Designs, and Davi Skin have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. I conclude on these facts that it is both necessary and appropriate for the protection of investors to revoke the registration of their registered securities.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Alliance Bancshares California, City Loan, Inc., Community Bancorp, Cygne Designs, Inc., and Davi Skin, Inc., is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge